Filed Pursuant to Rule 424(b)(3)
of the Rules and Regulations Under
the Securities Act of 1933
Registration No. 333-144794
PROSPECTUS SUPPLEMENT
TO PROSPECTUS DATED JULY 23, 2007
Warrants to Purchase Shares of Common Stock
8,018,276 Shares of Common Stock

This prospectus supplement relates to resales by a certain selling security holder of warrants (the “Warrants”) to purchase shares of common stock, par value $0.01 per share (the “Common Stock”), of RCN Corporation (“RCN” or the “Company”), and supplements the prospectus dated July 23, 2007 and filed by RCN with the Securities and Exchange Commission on July 24, 2007 relating to (i) the resale by certain selling security holders of the Warrants and (ii) the issuance and sale by RCN of up to 8,018,276 shares of Common Stock upon the exercise of the Warrants (after giving effect to the adjustments as a result of the payment of a special dividend on June 11, 2007).
The prospectus, together with this prospectus supplement, constitutes the prospectus required to be delivered by Section 5(b) of the Securities Act of 1933, as amended, with respect to offers and sales of the Warrants and the Common Stock. All references in the prospectus to “this prospectus” are hereby amended to read “this prospectus (as supplemented and amended).”
The date of this prospectus supplement is March 26, 2008.

SELLING SECURITYHOLDERS
The selling securityholders may sell from time to time under this prospectus up to the number of Warrants and shares of Common Stock set forth below.
The following table sets forth, to our knowledge, as of the dates set forth below, the beneficial ownership of the Warrants and Common Stock by the selling securityholder. Because the selling securityholder may offer all, some or none of the Warrants or its shares of Common Stock, no estimate of the Warrants or the shares of Common Stock that will be held by the selling securityholder after this offering can be provided.
The terms “selling securityholder” includes the holder named below and such holder’s transferees, pledges, donees or other successors.
Beneficial ownership is determined in accordance with Rule 13d-3 promulgated by the SEC, and generally includes voting or investment power with respect to securities. In computing the number of securities beneficially owned by a holder and the percentage ownership of that holder, Warrants, shares of Common Stock, underlying options, other warrants, debentures, notes or preferred stock beneficially owned by that holder that are currently exercisable or convertible or are exercisable or convertible within 60 days after the date of the table are deemed outstanding.

	Beneficial Ownership Before Transaction			Beneficial Ownership After Transaction
Number of Common
		Stock Underlying	% of	Number of Warrants	Number of
	Number of Warrants	Such Warrants	Outstanding	Remaining	Common Stock
Name of Selling	Registered Hereunder	as of	Common	Registered	Underlying Such	% of Outstanding
Securityholder	as of July 23, 2007(1)	July 23, 2007(1)	Stock(2)	Hereunder(1)	Warrants(1)	Common Stock(2)
D. E. Shaw Laminar	1,491,985.88	2,245,117	5.6%	491,985.88	740,332	1.9%
Portfolios, L.L.C. (1),(3)
(1)	(a) As reported in a Schedule 13G/A filed on February 28, 2008 by D. E. Shaw Laminar Portfolios, L.L.C. (“Laminar”) and certain other reporting persons, Laminar owned, as of February 7, 2008, (i) 491,985.88 Warrants (exercisable for 740,332 shares of Common Stock) and (ii) 2,304,857 shares of Common Stock unrelated to the Warrants and acquired through open market transactions. Based solely on information provided by Laminar to the Company, (b) D. E. Shaw & Co., L.P. (“DESCO LP”), as investment adviser to Laminar, has voting and investment control over the Warrants beneficially owned by Laminar and any shares of Common Stock received upon exercise of such Warrants; Anne Dinning, Julius Gaudio, Lou Salkind, Maximilian Stone, and Eric Wepsic, or their designees, exercise voting and investment control over the Warrants beneficially owned by Laminar and any shares of Common Stock received upon exercise of such Warrants on DESCO LP’s behalf, (c) from October 19, 2007 through November 1, 2007, Laminar entered into three transactions to sell in the aggregate 1,000,000 Warrants (the “Transactions”), the settlements of which are pending, (d) the amount of Warrants reported as beneficially owned by Laminar at the time of the Transactions represents indirect exposure to Warrants through a derivative instrument and (e) the derivative counterparty may have held Warrants as a hedge to the derivative instrument, and therefore Laminar neither directly or indirectly owned, nor possessed voting or dispositive power with respect to, any Warrants held by the derivative counterparty (subsequently, Laminar exchanged the derivative instrument for Warrants).

(2)	With respect to beneficial ownership before the Transactions, the percentage is based on 37,872,829 shares of Common Stock outstanding as of July 18, 2007 (as reported in the Registration Statement on Form S-3 filed by the Company with the SEC on July 24, 2007) plus 2,245,117 shares of Common Stock from the potential exercise of the Warrants Laminar had indirect exposure to at such time, for a total of 40,117,946 shares of Common Stock. With respect to beneficial ownership after the Transactions, the percentage is based on 37,620,119 shares of Common Stock outstanding as of November 5, 2007 (as reported in the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007 filed by the Company with the SEC on November 9, 2007) plus 740,332 shares of Common Stock from the potential exercise of the Warrants owned by Laminar as of February 7, 2008, for a total of 38,360,451 shares of Common Stock.

(3)	Pursuant to an agreement for the sale of second-lien convertible notes, D. E. Shaw Laminar Lending 2, Inc., together with any affiliates (including without limitation Laminar) thereof (collectively, the “D. E. Shaw group”), had the right to designate a director for election to RCN’s Board of Directors for so long as the D. E. Shaw group held a specified amount of convertible notes. Mr. Daniel Tseung was initially designated for election as the D. E. Shaw group’s designee. Based solely on representations made by Laminar to the Company, the Company is not aware of any other material relationship which the D. E. Shaw group has had within the past three years with RCN or any of its predecessors or affiliates.

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